350, 850 Dunsmuir Street
Vancouver, BC V6C 1N5
Telephone: 604 688 7377
www.lincolngold.com

March 26, 2008	OTCBB: LGCP

LINCOLN GOLD ANNOUNCES APPOINTMENTS OF
DIRECTOR AND CHIEF FINANCIAL OFFICER

LINCOLN GOLD CORP. (OTCBB: LGCP) is pleased to announce Marc LeBlanc has agreed to join the Board of Directors of the Company. Mr. LeBlanc, is currently VP Corporate Development and Corporate Secretary of Mercator Minerals Ltd. a TSX listed mining company. Mr. LeBlanc has 15 years experience in the mining business in the areas of corporate finance, corporate governance and regulatory affairs including the preparation of continuous disclosure filings and offering materials. His extensive background and skills will be extremely valuable to the Company as it moves forward on its advanced Pine Grove property. He is a B.C. resident with a degree from Simon Fraser University.

The Company is also pleased to announce the appointment of Nathalie Pilon as its new Chief Financial Officer. Ms. Pilon is a graduate of the Universite de Sherbrooke and is also a Certified Management Accountant. Ms. Pilon is a financial reporting consultant for a number of listed companies on both Canadian and US exchanges. She focuses on complementing the existing financial teams of various companies by providing expertise in various accounting and financial areas.

Lincoln Gold Corp. is a precious metals exploration company with several gold projects in various stages of exploration including three properties in Nevada and the La Bufa property in Mexico.

LINCOLN GOLD CORP.

“Paul F. Saxton”

President

For more information contact:
Investor Relations: 604-688-7377
www.lincolngold.com

This Press Release may contain, in addition, to historical information, forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements are based on management's expectations and beliefs, and involve risks and uncertainties. These statements may involve known and unknown risks and uncertainties and other factors that may cause the actual results to be materially different from the results implied herein.